Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	Jurisdiction	Percentage of Ownership
KTC Corp.	Nevada	100%
Kicking the Can L.L.C.	Delaware	100%
Wizard World Digital, Inc.	Nevada	100%
Wiz Wizard, LLC	Delaware	100%*
CON TV LLC	Delaware	10%
ButtaFyngas, LLC	Delaware	50%

* On February 4, 2016, a member of the Board of Directors of Wizard World, Inc. assigned his fifty percent (50%) membership interest of Wiz Wizard, LLC to the Wizard World, Inc. As a result, Wiz Wizard, LLC is a wholly-owned subsidiary of Wizard World, Inc.